     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 2000.
                                                    REGISTRATION NO. 333-      .
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                           --------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                            SUMMIT SECURITIES, INC.

             (Exact Name of Registrant as Specified in its Charter)

                 IDAHO                                        82-0438135
    (State or other jurisdiction of                        (I.R.S. Employer
     incorporation or organization)                       Identification No.)

                             601 WEST FIRST AVENUE
                         SPOKANE, WASHINGTON 99201-5015
                                 (509) 838-3111

    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             TOM TURNER, PRESIDENT
                            SUMMIT SECURITIES, INC.
                             601 WEST FIRST AVENUE
                         SPOKANE, WASHINGTON 99201-5015
                                 (509) 838-3111

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                WITH COPIES TO:

                           Robert J. Ahrenholz, Esq.
                                 Kutak Rock LLP
                       717 Seventeenth Street, Suite 2900
                             Denver, Colorado 80202
                                 (303) 297-2400

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

        TITLE OF EACH CLASS                                PROPOSED MAXIMUM     PROPOSED MAXIMUM
        OF SECURITIES TO BE               AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
            REGISTERED                  BE REGISTERED          PER UNIT         OFFERING PRICE(1)    REGISTRATION FEE
Notes Due 2005.....................      $22,500,000              --               $22,500,000            $5,940

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a).

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID
SECTION 8(a) MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JUNE 26, 2000
THIS PROSPECTUS AND THE INFORMATION CONTAINED HEREIN ARE SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                                      PROSPECTUS

[SUMMIT SECURITIES LOGO]

                                  $22,500,000

                            SUMMIT SECURITIES, INC.

                                 % NOTES DUE 2005
                               ------------------

    The notes will mature on       15, 2005. Interest on the notes is payable
monthly as of the 15th day of each month, beginning with the 15th day of the month following the month that the offering closes. The notes are unsecured and rank equally with all of our other unsecured indebtedness. We will only issue the notes in book-entry form in denominations of $1,000, and will only sell or exchange them in increments of $5,000 in principal amount. We intend to list the
notes for trading on the Pacific Stock Exchange under the symbol "      ".

    If you currently hold our Investment Certificates, you may exchange your investment certificates for an equal principal amount of notes, subject to the limitations and conditions contained in this prospectus. See "THE EXCHANGE OFFER."
                            ------------------------

    INVESTING IN THE NOTES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 11 IN THIS PROSPECTUS.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                            ------------------------

                                                            PER NOTE             TOTAL
                                                            --------             -----
Public offering price...................................      100%            $22,500,000

Sales commissions(1)....................................  1.0% to 7.0%   $225,000 - $1,575,000

Maximum proceeds to Summit (before expenses)(2).........     95.0%            $21,375,000

------------------------

(1) You will not incur a direct sales charge. Notes earn interest, without deduction for commissions. We will reimburse salespersons between 1.0% to 7.0% for commissions, depending on whether they are sales for cash or exchanges of investment certificates. See "THE EXCHANGE OFFER" and "PLAN OF DISTRIBUTION."

(2) The maximum proceeds to Summit is based upon sales of $22,500,000 in new notes, and no exchanges and an average commission of 5%. We will not receive any new proceeds for notes that are exchanged for investment certificates.
                            ------------------------

    The notes are obligations of Summit and they are not insured or guaranteed by any governmental agency, any insurance company, any affiliate of our company or any other person or entity.

    We are offering the notes on a best efforts basis with conditions. If the
conditions to the offering are not satisfied by       15, 2000, the offering
will terminate unless we extend the offering period.

                            ------------------------

                    METROPOLITAN INVESTMENT SECURITIES, INC.

                                          , 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
FORWARD-LOOKING STATEMENTS..................................         2
PROSPECTUS SUMMARY..........................................         3
RISK FACTORS................................................        11
USE OF PROCEEDS.............................................        11
CONDITIONS TO THE OFFERING AND ALLOCATION OF NOTES..........        12
DESCRIPTION OF THE NOTES....................................        13
THE EXCHANGE OFFER..........................................        19
COMPARISON OF NOTES AND INVESTMENT CERTIFICATES.............        25
FEDERAL INCOME TAX CONSIDERATIONS...........................        26
PLAN OF DISTRIBUTION........................................        28
LEGAL MATTERS...............................................        29
EXPERTS.....................................................        29
AVAILABLE INFORMATION.......................................        29
INCORPORATION OF DOCUMENTS BY REFERENCE.....................        30

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements. We based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about Summit, including:

    - Our anticipated growth strategies,

    - Anticipated trends in our businesses, including trends in the markets for insurance, mortgages, annuities and real estate,

    - Future interest rate trends, movements and fluctuations,

    - Future investments in receivables, and

    - Our ability to continue to control costs and accurately price the risk of default on the payment of receivables.
                            ------------------------

    You should only rely on the information contained in this prospectus. We have not, and the placement agent has not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the placement agent is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

    This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the notes. You should read both this prospectus and the Annual Report on Form 10-K of the Summit consolidated group for the fiscal year ended September 30, 1999, and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000, which are incorporated by reference into and attached to this prospectus, carefully before making your investment decision.

                   THE SUMMIT CONSOLIDATED GROUP OF COMPANIES

GENERAL

    Summit Securities, Inc. was incorporated under the laws of the State of Idaho on July 25, 1990. Its principal executive offices are located at 601 West First Avenue, Spokane, Washington 99201-5015. Its mailing address is P.O. Box 2162, Spokane, Washington 99210-2162 and its telephone number is
(509) 838-3111. Summit also maintains an office at 8601 W. Emerald, Suite 150, Boise, Idaho 83704 and its telephone number at that address is (208) 376-8260. Summit and its subsidiaries are collectively referred to in this prospectus as the "consolidated group," while the terms "Summit," "we" and "our" refer solely to the parent company, Summit Securities, Inc.

HISTORY

    We were founded in 1990, as a wholly owned subsidiary of Metropolitan Mortgage & Securities Co., Inc., or "Metropolitan." We were later acquired by National Summit Corp., or "National", on September 9, 1994. In the first six months of 1995, we acquired a broker/dealer, Metropolitan Investment Securities, Inc. from Metropolitan, and created a subsidiary holding company, Summit Group Holding Company. Summit Group Holding Company then acquired Old Standard Life Insurance Company from Metropolitan. On December 28, 1995, Old Standard acquired another insurance company, Arizona Life Insurance Company, which subsequently changed its name to Old West Annuity & Life Insurance Company. We also own a property development company, Summit Property Development, Inc. The chart on the next page depicts the relationship among the significant companies within the consolidated group. The chart excludes affiliated companies that are not subsidiaries of Summit.

    Even though our parent company changed from Metropolitan to National, we continue to be controlled by C. Paul Sandifur, Jr., who is both the owner of National and the Chief Executive Officer, President and controlling shareholder of Metropolitan. As a result of Mr. Sandifur's control, we have several affiliates that are subsidiaries of Metropolitan, including Metwest Mortgage Services, Inc. and Western United Life Assurance Company. Collectively, Metropolitan, Metwest and Western United are referred to as "affiliated companies."

BUSINESS

    The consolidated group is engaged in a nationwide business of originating, acquiring, holding and selling receivables. These receivables include small to mid-sized commercial real estate loans and real estate contracts and promissory notes that are secured by first position liens on residential real estate. Currently, the consolidated group is focusing its receivable investing activities on loans collateralized by commercial real estate. The consolidated group also invests in receivables consisting of real estate contracts and promissory notes secured by second and lower position liens, structured settlements, annuities, lottery prizes, and other investments. The receivables secured by real estate are typically non-conventional because they were either financed by the sellers of the property or they were originated by institutional lenders who originate loans for borrowers with impaired credit or for non-conventional properties. In addition to receivables, the consolidated group invests in investment securities, including U.S. Treasury obligations, corporate bonds and other securities, and in other assets.

    Our capital to invest in these receivables comes from several sources. The consolidated group uses funds generated from receivable cash flows, the sale of annuities, the sale and securitization of receivables, the sale of certificates and preferred stock, collateralized borrowing, and securities portfolio earnings.

    The affiliated companies provide services to the consolidated group for a fee and engage in various business transactions with the consolidated group. Metropolitan provides receivable acquisition services, and Metwest provides receivable collection and servicing to Summit, Old Standard and Old West. For a more detailed discussion of the business of the consolidated group, see "Item 1" in Summit's Annual Report filed on Form 10-K for the year ended December 31, 1999, which is incorporated by reference in and attached to this prospectus.

ORGANIZATIONAL CHART
(as of March 31, 2000)

    The consolidated group consists of Summit Securities, Inc. and all of its subsidiaries. The chart below lists the principal operating subsidiaries and ownership of the consolidated group.

                             [organizational chart]

    NATIONAL SUMMIT CORP.: The parent company of Summit; inactive except as owner of Summit Securities, Inc. It is wholly owned by C. Paul Sandifur, Jr., who is also the president and controlling shareholder of Metropolitan.

    SUMMIT SECURITIES, INC.: Invests in receivables and other investments that are principally funded by proceeds from receivable investments, other investments and securities offerings.

    METROPOLITAN INVESTMENT SECURITIES, INC.: Broker/dealer that is in the business of marketing securities that are offered by Summit and Metropolitan, mutual funds and general securities.

    SUMMIT PROPERTY DEVELOPMENT, INC.: Provides real estate development services to others; principally to Metropolitan and its subsidiaries.

    SUMMIT GROUP HOLDING COMPANY: Inactive except as the owner of Old Standard Life Insurance Company.

    OLD STANDARD LIFE INSURANCE COMPANY: Invests in receivables and other investments that are principally funded by proceeds from receivable investments and from annuity sales.

    OLD WEST ANNUITY & LIFE INSURANCE COMPANY: Formerly known as Arizona Life Insurance Company; invests in receivables and other investments that are principally funded by the proceeds from receivable investments and from annuity sales.

                                SUMMARY OF THE NOTE OFFERING
                                ------------------------------------------------------------

NOTES OFFERED.................  We are offering up to $22,500,000 in principal amount of the
                                   % notes due 2005. The offering will only be completed if
                                we sell notes for cash and/or exchange notes for investment certificates, as described on the following page, in a total amount of at least $20,000,000 in principal amount.

ISSUE PRICE...................  We will sell the notes for 100% of their aggregate principal amount.

MINIMUM PURCHASE..............  You may only purchase notes in increments of $5,000 in aggregate principal amount, or exchange investment
                                certificates in increments of $5,000 for an equivalent
                                principal amount of notes as described on the following
                                page.

MATURITY......................  The notes will mature on       15, 2005.

INTEREST......................  We will pay interest on the notes at an annual rate of    %,
                                and will make interest only payments monthly as of the 15th day of each month. Interest on the notes will begin to
                                accrue on the later of       15, 2000, or the closing date
                                of the offering. We will make the first interest payment as of the 15th day of the month following the month that the
                                offering closes.

OPTIONAL REDEMPTION...........  We may, at our option, redeem any or all of the notes at any
                                time on or after       15, 2002, by giving you notice 60
                                days before the date of redemption. If we do redeem your
                                notes, we will redeem them for their face value in minimum amounts of $1,000, or in any integral multiple of $1,000,
                                plus interest accrued to the date of redemption.

MARKET FOR THE NOTES..........  The notes are newly issued, and therefore there is not a current trading market for the notes. We intend to list the notes for trading on Tier I of the Pacific Exchange, Inc.
                                under the symbol "      ". However, we cannot assure you
                                that an active public trading market for the notes will
                                develop. If the notes are not approved for listing, we may choose to not close the offering.

RANKING OF THE NOTES..........  The notes are unsecured debt instruments of Summit, and will rank equal to our investment certificates and our other
                                unsecured debt. The notes will rank junior to any secured
                                debt that we have now, or any that we issue in the future.
                                At March 31, 2000, we had outstanding approximately
                                $74,480,000, including principal and compounded and accrued interest, of unsecured investment certificates and $282,000, including principal and accrued interest, of collateralized debt and similar obligations.

USE OF PROCEEDS...............  We will use the proceeds from the sales of these notes to invest in receivables and to make other investments, which may include investments in existing subsidiaries, new
                                business ventures or to acquire other companies. We may also use the proceeds to retire maturing investment certificates, pay preferred stock dividends and for general corporate
                                purposes. We will not receive any proceeds for notes that
                                are exchanged for investment certificates.

RISK FACTORS..................  Your investment in the notes involves risk. You should invest in the notes only after reviewing the risks described in this prospectus and the attached Annual Report on Form
                                10-K. See "RISK FACTORS" for a discussion of the risks
                                associated with investing in the notes.

                                SUMMARY OF THE EXCHANGE OFFER
                                ------------------------------------------------------------

EXCHANGE OFFER................  If you are currently a holder of our investment certificates, you will have the option to exchange your
                                investment certificates for the notes we are offering
                                through this prospectus. Subject to the limitations and
                                conditions described under the heading "THE EXCHANGE OFFER,"
                                you will receive an equal principal amount of notes for the principal amount of all investment certificates that you
                                validly tender and we accept. To exchange your investment
                                certificates, you must properly tender them to us and we
                                must accept them. There is a limited amount of investment
                                certificates that we will accept. The notes will be issued on the terms described in this prospectus, and may not have the same terms and interest rates as your investment
                                certificates.

EXPIRATION DATE...............  The exchange offer will expire at 5:00 p.m., New York City
                                time,         15, 2000, unless we decide to extend the
                                expiration date.

CONDITIONS AND PRIORITY OF
  ALLOCATION..................  The minimum amount of notes we will issue is $20,000,000 and the maximum amount of notes that we will issue in this
                                offering is $22,500,000. If purchases of notes by investors, together with investors who desire to exchange their
                                investment certificates for notes, exceeds $22,500,000, we intend to sell or exchange notes in the following order of priority: (1) first to investors who are purchasing notes
                                and not exchanging investment certificates, then (2) to
                                existing investors who are purchasing notes and exchanging their investment certificates for notes, but are purchasing a higher principal amount of notes than they are exchanging investment certificates, and then (3) equally to existing
                                investors who are purchasing less principal amount of notes than they are exchanging investment certificates and
                                existing investors who are only exchanging investment
                                certificates, all subject to our discretion to accept or
                                reject any tender for any reason. For a more detailed
                                description of our intended priority of allocation, see
                                "CONDITIONS TO THE OFFERING AND ALLOCATION OF NOTES."

SPECIAL PROCEDURES FOR
  BENEFICIAL OWNERS...........  If you are the beneficial owner of investment certificates and you registered your investment certificates in the name of a broker or other institution, and you wish to
                                participate in the exchange, you should promptly contact the person in whose name you registered your investment
                                certificates and instruct that person to tender your
                                investment certificates on your behalf. If you wish to
                                tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your
                                outstanding investment certificates, either make appropriate arrangements to register ownership of the outstanding
                                investment certificates in your name or obtain a properly
                                completed bond power from the registered holder. The
                                transfer of record ownership may take considerable time.

GUARANTEED DELIVERY
  PROCEDURE...................  If you wish to tender your investment certificates and time will not permit your required documents to reach the
                                exchange agent by the expiration date, or you cannot
                                complete the procedure for book-entry transfer on time, or you cannot deliver your certificates for registered
                                investment certificates on time, you may tender your
                                investment certificates in compliance with the procedures
                                described in this prospectus under the heading "THE EXCHANGE
                                OFFER--How to Use the Guaranteed Delivery Procedures if You
                                Will Not Have Enough Time to Send all Documents to Us."

EXCHANGE AGENT................  Metropolitan Investment Securities, Inc. will act as the exchange agent for the exchange offer. For questions
                                relating to the exchange offer, you can reach them at (509)
                                835-2210.

RISK FACTORS..................  Exchanging notes for your investment certificates involves risk. You should exchange notes for your investment
                                certificates only after reviewing the risks described in
                                this prospectus. See "RISK FACTORS" for a discussion of the risks associated with exchanging notes for your investment certificates.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the consolidated group at March 31, 2000.

                                                                 AMOUNT
                           CLASS                              OUTSTANDING
                           -----                              ------------
DEBT PAYABLE:
  Real estate contracts and mortgage notes payable, 6.5% to
    8.0%, due 2000 to 2020..................................  $    282,066

    Total Debt Payable......................................       282,066
                                                              ------------

INVESTMENT CERTIFICATES:
  Investment certificates, maturing 2000 to 2010 at 6.1% to
    10.0%...................................................    66,180,489
  Compound and accrued interest.............................     8,299,550

    Total Investment Certificates...........................    74,480,039
                                                              ------------

STOCKHOLDERS' EQUITY:
  Preferred Stock...........................................     2,200,053
  Common Stock..............................................       100,000
  Additional paid-in capital................................    17,448,912
  Accumulated other comprehensive loss......................    (1,817,779)
  Retained earnings.........................................     8,860,699
                                                              ------------
    Total Stockholders' Equity..............................    26,791,885
                                                              ------------
    Total Capitalization....................................  $101,553,990
                                                              ============

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The summary consolidated financial data shown below as of and for the six months ended March 31, 2000 and 1999, other than the ratio of earnings to fixed charges and preferred stock dividends, have been derived from the unaudited financial statements appearing in Summit's Form 10-Q for the quarter ended
March 31, 2000, which is incorporated by reference in and attached to this prospectus. The summary consolidated financial data shown below as of September 30, 1999 and 1998 and for the years ended September 30, 1999, 1998 and 1997, other than the ratio of earnings to fixed charges and preferred stock dividends, have been derived from, and should be read in conjunction with, the consolidated financial statements, related notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing in Summit's Form 10-K for the year ended September 30, 1999, which is incorporated by reference in and attached to this prospectus. The summary consolidated financial data shown below as of September 30, 1997, 1996 and 1995 and for the years ended September 30, 1996 and 1995, other than the ratio of earnings to fixed charges and preferred stock dividends, have been derived from the consolidated financial statements not included elsewhere in this prospectus.

                                 SIX MONTHS ENDED
                                     MARCH 31,                                   YEAR ENDED SEPTEMBER 30,
                            ---------------------------   -----------------------------------------------------------------------
                                2000           1999           1999           1998           1997           1996          1995
                            ------------   ------------   ------------   ------------   ------------   ------------   -----------
                                                       (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues..................  $ 24,267,305   $ 16,790,237   $ 36,198,936   $ 29,965,547   $ 19,785,462   $ 14,536,449   $ 9,576,615
                            ============   ============   ============   ============   ============   ============   ===========
Net income................  $  3,361,490   $  1,430,383   $  2,814,828   $  2,524,027   $  1,851,240   $  1,244,522   $   587,559
Preferred stock
  dividends...............      (898,101)      (303,071)      (838,356)      (498,533)      (446,560)      (333,606)     (309,061)
                            ------------   ------------   ------------   ------------   ------------   ------------   -----------
Income applicable to
  common stockholder......  $  2,463,389   $  1,127,312   $  1,976,472   $  2,025,494   $  1,404,680   $    910,916   $   278,498
                            ============   ============   ============   ============   ============   ============   ===========
PER COMMON SHARE DATA:
Basic and diluted income
  per share applicable to
  common stockholder(1)...  $     246.34   $     112.73   $     197.65   $     202.55   $     140.47   $      91.09   $     27.85
                            ============   ============   ============   ============   ============   ============   ===========
Weighted average number of
  common shares
  outstanding.............        10,000         10,000         10,000         10,000         10,000         10,000        10,000
                            ============   ============   ============   ============   ============   ============   ===========
Cash dividends per common
  share...................  $     100.00   $       0.00   $       0.00   $      21.07   $       0.00   $       0.00   $      0.00
                            ============   ============   ============   ============   ============   ============   ===========
Ratio of earnings to fixed
  charges.................          2.49           1.62           1.57           1.64           1.46           1.40          1.25
Ratio of earnings to fixed
  charges and preferred
  stock dividends(2)......          1.78           1.43           1.34           1.46           1.31           1.26          1.11
BALANCE SHEET DATA:
Due from/(to) affiliated
  companies, net..........  $ (1,576,458)  $    410,784   $   (151,077)  $ 10,985,805   $    870,525   $  1,296,290   $(1,960,104)
Total assets..............  $299,674,537   $260,493,134   $295,115,959   $206,594,234   $166,354,070   $117,266,680   $96,346,572
Investment certificates
  and other debt
  payable.................  $ 74,762,105   $ 64,769,234   $ 72,086,696   $ 56,078,514   $ 50,607,983   $ 46,674,841   $38,650,532
Stockholders' equity......  $ 26,791,885   $ 13,419,089   $ 19,104,955   $ 10,684,064   $  7,756,643   $  5,358,774   $ 3,907,067

------------------------------

(1) Earnings per common share, basic and diluted, are computed by deducting preferred stock dividends from net income and dividing the result by the weighted average number of shares of common stock outstanding. There were no common stock equivalents or potentially dilutive securities outstanding during any period presented.

(2) The consolidated ratio of earnings to fixed charges and preferred stock dividends was 1.78, 1.43, 1.34, 1.46, 1.31, 1.26, and 1.11 for the six
    months ended March 31, 2000 and 1999 and the years ended September 30, 1999, 1998, 1997, 1996 and 1995, respectively. Assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments, the ratio of earnings to fixed charges and preferred dividends for Summit alone was 1.49 and 1.03 for the six months ended March 31, 2000 and the year ended September 30, 1995, respectively. Assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments, earnings were insufficient to meet fixed charges and preferred stock dividends for the six months ended March 31, 1999 and years ended September 30, 1999, 1998, 1997 and 1996. The consolidated ratio of earnings to fixed charges excluding preferred stock dividends was 2.49 and 1.62 for the six months ended March 31, 2000 and 1999, respectively; and 1.57, 1.64, 1.46, 1.40, and 1.25 for the years ended September 30, 1999, 1998, 1997, 1996 and 1995, respectively. The ratio of earnings to fixed charges excluding preferred stock dividends for Summit, assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments was 2.10 and 1.16, for the six months ended March 31, 2000 and year ended September 30, 1995, respectively. Excluding preferred stock dividends for Summit, assuming no benefit from the earnings of its subsidiaries with the exception of direct dividend payments, earnings were insufficient to meet fixed charges for the six months ended March 31, 1999 and the years ended September 30, 1999, 1998, 1997 and 1996.

                                  RISK FACTORS

    WHEN DECIDING WHETHER OR NOT TO PURCHASE THE NOTES OR EXCHANGE YOUR INVESTMENT CERTIFICATES FOR NOTES, YOU SHOULD CAREFULLY CONSIDER THE RISKS CONTAINED IN THE SECTION ENTITLED "BUSINESS OVERVIEW--FACTORS AFFECTING FUTURE OPERATING RESULTS" OF SUMMIT'S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999, INCORPORATED BY REFERENCE IN AND ATTACHED TO THIS PROSPECTUS. YOU SHOULD ALSO CONSIDER THE FOLLOWING RISKS ASSOCIATED WITH AN INVESTMENT IN THE NOTES:

THE INDENTURE DOES NOT RESTRICT OUR ABILITY
  TO INCUR ADDITIONAL DEBT...................  Summit's and your rights and obligations in the notes are defined in an indenture dated
                                               as of May 25, 2000. The indenture does not
                                               restrict our ability to issue additional
                                               notes or to incur other debt. We are not
                                               required to maintain any specified financial
                                               ratios, minimum net worth, minimum working
                                               capital or a sinking fund.

THE NOTES ARE NOT INSURED AGAINST THE RISK
  OF LOSS....................................  The notes offered in this prospectus are unsecured obligations of Summit and they are
                                               not insured or guaranteed by any bank, any
                                               governmental agency, any insurance company,
                                               any affiliate of Summit or any other person
                                               or entity. Thus, the notes have greater risk
                                               than investments that are insured against the
                                               risk of loss.

THERE IS NO ESTABLISHED TRADING MARKET FOR
  THE NOTES..................................  There is currently no trading market for the notes. Although we intend to list the notes
                                               for trading on Tier I of the Pacific
                                               Exchange, we can not assure you that an
                                               active public market for the notes will
                                               develop. You should consider your needs for
                                               liquidity before investing in the notes.

                                USE OF PROCEEDS

    If all the notes offered are sold as new sales and none are exchanged, we expect the maximum proceeds from the offering to total $22,500,000 before deducting sales commissions and other expenses. We will not receive any new proceeds for notes exchanged for investment certificates. Commissions will range from one percent (1.0%) to seven percent (7.0%) depending on whether notes are exchanged for investment certificates or sold for cash. This will result in commissions of between $225,000 and $1,575,000, depending on the amount of investment certificates exchanged and the amount of notes purchased. Other expenses are estimated to be $138,000. We can not assure you that the conditions to the offering will be satisfied and that the notes will be sold or exchanged.

    In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the new proceeds of this offering for funding investments in receivables and other investments, which may include investments in existing subsidiaries, the commencement of new business ventures or the acquisition of other companies. We do not have any commitments or agreements for material acquisitions. However, the consolidated group continues to evaluate possible acquisition candidates. To the extent internally generated funds are insufficient or unavailable for the retirement of maturing investment certificates, new proceeds of this offering may be used for retiring maturing investment certificates, preferred stock dividends and for general corporate purposes, including debt service and other general operating expenses. Approximately $9.5 million in principal amount of debt securities will mature between June 1, 2000 and May 31, 2001 with interest rates ranging from 6.1% to 10.0% and averaging approximately 7.95% per annum. See "BUSINESS OVERVIEW--Factors Affecting Future Operating Results" under
Item 1 in our Annual Report on Form 10-K for the year ended September 30, 1999.

    We anticipate that some of the new proceeds from this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above. Since we won't receive any new proceeds for exchanges of investment certificates, and because we do not know how many notes will be sold for cash, we are unable to accurately forecast the total new proceeds generated by this offering. Therefore, we have not allocated specific amounts for any of the foregoing purposes.

               CONDITIONS TO THE OFFERING AND ALLOCATION OF NOTES

CONDITIONS TO THE OFFERING

    This offering is conditional upon investment certificate holders tendering, and us accepting, together with sales of new notes, at least $20,000,000 in aggregate amount of investment certificates, including principal and interest, and new sales of notes. The maximum amount of notes we will sell for cash or exchange for investment certificates in this offering is $22,500,000. We will only sell notes or exchange investment certificates for notes in increments of $5,000 in principal amount.

    We are making the offering of the notes on the basis that if we do not
receive subscriptions for at least $20,000,000 of notes by             15, 2000,
unless we extend that period from time to time, which we may do in our sole discretion, then we will promptly return to you any investment certificates tendered for exchange or any funds received without interest. While we wait for these conditions to be satisfied, we will promptly deposit any funds we receive from you in an escrow account with U.S. Bank Trust National Association, as escrow agent.

    If we receive subscriptions for at least $20,000,000 during the period of our offering described in the prior paragraph, then we may continue to offer the notes until the end of our offering period or until the end of any extension period. If the notes are not approved for listing on the Pacific Exchange, we have the option, in our sole discretion, not to close the offering.

PRIORITY OF ALLOCATION

    If more investors desire to exchange their investment certificates for the notes, together with new investors desiring to purchase the notes for cash, than there are notes available for us to sell, then we have the discretion to determine in which order we will sell you our notes or exchange your investment certificates for notes. If there is an over-subscription, we intend to allocate the notes in the following order of priority:

    - First, to investors making new purchases of notes,

    - Then, to investors who are both exchanging investment certificates and are also making new purchases of notes in an amount equal to or greater than the principal and interest on the investment certificates they are exchanging,

    - Then, equally to investors that are only exchanging investment certificates for notes and investors who are both exchanging investment certificates for notes and purchasing new notes in an amount less than the principal and interest on the investment certificates they are exchanging.

    We may, in our sole discretion and without notice to you, change the overall priority in which we intend to allocate the notes or elect not to follow the above priority on a case by case basis. For the orders we receive to exchange or purchase our notes that we do not accept, following our determination of non-acceptance, we will promptly return to you any exchange documents received or any funds received without interest. If we do not accept your offer to exchange your investment certificates for the new notes that we are offering, then you will continue to be a holder of your investment certificates and entitled to receive interest payments as though you had not tendered your investment certificates for exchange.

                            DESCRIPTION OF THE NOTES

GENERAL

    The notes will be issued under an indenture dated as of May 25, 2000, between Summit and U.S. Bank Trust National Association. The following statements relating to the notes and the indenture are summaries and are not complete. These summaries are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to the indenture, a copy of which is filed as an exhibit to the registration statement that includes this prospectus and is also available for inspection at the office of the trustee at 1420 Fifth Avenue, 7(th) Floor, Seattle, Washington 98101.

    The notes represent unsecured general obligations of our company and will be issued as global securities without coupons. A global security is a single fully registered note in book-entry form. The notes will be sold to the public at 100% of their principal amount. The notes are not convertible into our capital stock or other securities. The notes will not be guaranteed or insured by any governmental agency or by any other person or entity. At March 31, 2000, we had outstanding approximately $74,480,000, including principal and compounded and accrued interest, of unsecured investment certificates and $282,000, including principal and accrued interest, of collateralized debt and similar obligations.

INTEREST AND MATURITY

    The notes will bear interest at an annual rate of   % commencing on the
later of             15, 2000, or the closing date of the offering, until they
mature or until we redeem them. Interest payments will be made monthly, as of the 15th day of each month, beginning with the 15th day of the month following the month that the offering closes, to the person in whose name a note is registered at the close of business on the first day of that month. The notes
will mature on             15, 2005. The notes are not subject to any sinking
fund provision.

OPTIONAL REDEMPTION

    We can redeem the notes, at our option, in whole or in part at any time on
or after             15, 2002, upon at least 60 days prior written notice. The
redemption price will be equal to 100% of the principal amount of the notes being redeemed plus accrued interest to the date set for redemption.

    If we make a partial redemption of the notes, selection of the notes for redemption will be made by the trustee on a pro rata basis, by lot or by other methods as the trustee in its sole discretion shall deem to be fair and appropriate. No note of less than $1,000 in principal amount will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to that note will state the portion of the principal amount of that note that will be redeemed. In this case, a new note in a principal amount equal to the unredeemed portion will be issued in the holders name upon cancellation of the original note.

THE INDENTURE

    GENERAL. The notes will be issued under the indenture between Summit and U.S. Bank Trust National Association, as trustee. The indenture does not restrict our ability to issue additional notes or to incur other debt. The indenture does not require us to maintain any specified financial ratios, minimum net worth or minimum working capital. The notes that we are offering are senior in liquidation only to our outstanding equity securities. They are subordinate to our collateralized debt and rank equal to our investment certificates, our unsecured debt and our unsecured accounts payable and accrued liabilities. You should not rely on the terms of the indenture for protection of your investment, but should look rather to our creditworthiness and ability to satisfy our obligations.

    MERGER, CONSOLIDATION OR SALE OF ASSETS. The indenture provides that we may, with or without your consent, consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity, provided that (1) either Summit is the continuing entity, or the successor entity formed by or resulting from any consolidation or merger or the entity that received the transfer of the assets shall be an entity organized and existing under the laws of the United States or a state thereof and the successor entity shall expressly assume our obligation to pay the principal and interest on the notes and shall also assume the due and punctual performance and observance of all the covenants and conditions contained in the indenture;
(2) immediately after giving effect to this transaction and treating any indebtedness that becomes an obligation of the successor entity, no event of default under the indenture, and no event that, after notice or the lapse of time, or both, would become an event of default, shall have occurred and be continuing; and (3) an officers' certificate and legal opinion covering these conditions shall be delivered to the trustee.

    EXISTENCE. The indenture requires us to do or cause to be done all things necessary to preserve and keep in full force and effect our corporate existence, material rights and material franchises; provided, however, that we are not required to preserve any right or franchise if our board of directors determines that the preservation is no longer desirable in the conduct of our business.

    MAINTENANCE OF PROPERTIES. The indenture requires us to cause all of our material properties used or useful in our business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment. It also requires us to cause all necessary repairs, renewals, replacements, betterments and improvements to be made, all as in our judgment may be necessary so that our business may be properly and advantageously conducted at all times; provided, however, that we and our subsidiaries are not prevented from selling or otherwise disposing of our properties for value in the ordinary course of business.

    INSURANCE. The indenture will require us and our subsidiaries to keep in force upon all of our properties and operations policies of insurance carried with responsible companies in amounts and covering all risks as are customary in the industry and customary with prevailing market conditions and availability.

    PAYMENT OF TAXES AND OTHER CLAIMS. The indenture requires us to pay or discharge or cause to be paid or discharged, before delinquent, (1) all taxes, assessments and governmental charges levied or imposed on us or any of our subsidiaries or on our income, profits or property and (2) all lawful claims for labor, materials and supplies that, if unpaid, might by law become a lien upon our or our subsidiaries' property; provided, however, that we are not required to pay or discharge any tax, assessment, charge or claim where the amount, applicability or validity of which is being contested in good faith by appropriate proceedings.

    PROVISION OF FINANCIAL INFORMATION.  The indenture requires us, within
15 days after each of the respective dates by which we are required to file annual reports, quarterly reports and other documents with the SEC, (1) to transmit by mail to all registered note holders, as their names and addresses appear in the applicable register, without cost to the note holders, summaries of the annual reports, quarterly reports and other documents that we file with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934,
(2) to file with the trustee copies of the annual reports, quarterly reports and other documents that we file with the SEC under Section 13 or 15(d) of the Securities Exchange Act, and (3) to supply, promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of these documents to any prospective note holder.

    MODIFICATION OF THE INDENTURE. Note holders' rights may be modified with the consent of the holders of a majority in aggregate principal amount outstanding of the notes. In general, no adverse modification of the terms of payment and no modifications reducing the percentage of notes required for modification can be made without the consent of each note holder affected by that amendment.

    EVENTS OF DEFAULT, NOTICE AND WAIVER. The following events will be an "event of default" under the indenture:

    - A default for 30 days in the payment of any installment of interest that is due and payable under the terms of the notes;

    - A default in the payment of the principal that is due and payable at maturity;

    - A default in the performance or breach of selected covenants or warranties of Summit contained in the indenture which continues for 60 days after written notice;

    - A default under any bond, investment certificate, note, mortgage, indenture or other instrument or other evidence of indebtedness for money borrowed by Summit or any of its subsidiaries, in an aggregate principal amount in excess of $10 million, whether this indebtedness currently exists or is subsequently created; or

    - In some events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of Summit or any of its significant subsidiaries.

    If an event of default under the indenture occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the outstanding notes may declare the principal amount of all the notes to be due and payable immediately by written notice to Summit and the trustee. However, at any time after a declaration of acceleration with respect to the notes has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of not less than a majority of the principal amount of the outstanding notes may rescind and annul the declaration and its consequences if (1) Summit deposits with the trustee all required payments of principal and overdue interest on the notes, plus any applicable fees, expenses, disbursements and advances of the trustee, and (2) all events of default, other than the nonpayment of accelerated principal, or specified portion of principal, has been cured or waived as provided in the indenture. The indenture also provides that the holders of not less than a majority in principal amount of the outstanding notes may waive any past default and its consequences, except a default (a) in the payment of the principal or interest on the notes or (b) in respect of a covenant or provision contained in the indenture that cannot be modified or amended without the consent of the holder of each outstanding note.

    The indenture requires the trustee to give notice to the note holders within 90 days of a default under the indenture unless the default is cured or waived; provided, however, that the trustee may withhold notice to the note holders if specified responsible officers of the trustee consider the withholding of notice to be in the note holders' interest, except for a default in the payment of the principal or interest on any note.

    The indenture provides that no note holders may institute any proceedings, judicial or otherwise, with respect to the indenture or for any remedy in the indenture, except in the case of failure of the trustee, for 60 days, to act after (1) it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding notes, (2) it has received an offer of indemnity reasonably satisfactory to the trustee, and (3) no contrary directions from the holders of more than 50% of the outstanding notes have been received by the trustee. This provision will not prevent, however, any note holder from instituting suit for the enforcement of payment of the principal and interest on the notes at the respective due dates.

    The indenture provides that the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any note holders, unless these holders offer to the trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon the trustee. The trustee may, however, refuse to follow any direction that is in conflict with any law or the indenture or that may involve the trustee in personal liability or that may be unduly prejudicial to the note holders not joining therein.

BOOK-ENTRY SYSTEM

    The notes will be issued in the form of a global security, which is a single fully registered note in book-entry form, which will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee. Unless and until it is exchanged in whole or in part for the individual notes represented thereby, a global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depository or any nominee of the successor.

    So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by a global security for all purposes under the indenture and the beneficial owners of the notes will be entitled only to those rights and benefits afforded to them in compliance with DTC's regular operating procedures. Except as provided below, owners of a beneficial interest in a global security will not be entitled to have any of the individual notes registered in their names, will not receive or be entitled to receive physical delivery of any of these notes in definitive form and will not be considered the owners or holders of these notes under the Indenture. The laws of some states require that some purchasers of securities take physical delivery of those securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

    If any of the following occur, we will issue individual notes in certificated form in exchange for a global security:

    - DTC is at any time unwilling or unable to continue as depository or if at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act, and we do not appoint a successor depository within 90 days;

    - an event of default under the indenture with respect to the notes has occurred and is continuing and the beneficial owners representing a majority in principal amount of the notes represented by a global security advise DTC to cease acting as depository; or

    - we, in our sole discretion, determine at any time that the notes shall no longer be represented by a global security.

    In any of these instances, an owner of a beneficial interest in a global security will be entitled to physical delivery of individual notes in certificated form of like tenor, equal in principal amount to the beneficial interest and to have the notes in certificated form registered in its name. Notes so issued in certificated form will be issued in denominations of $1,000 or any integral multiple of $1,000, and will be issued in registered form only, without coupons.

    DTC has advised us of the following information regarding DTC:

    DTC is:

    - a limited-purpose trust company organized under the New York Banking Law;

    - a "banking organization" within the meaning of the New York Banking Law;

    - a member of the Federal Reserve System;

    - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

    - a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act.

    DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, like transfers and pledges, in deposited securities through electronic computerized book-entry changes in its participants' accounts, thereby eliminating the need for physical movement of securities certificates.

    Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others like securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

    Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each note, or a beneficial owner, is in turn recorded on the direct and indirect participants' records. A beneficial owner does not receive written confirmation from DTC of its purchase, but the beneficial owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction.

    Transfers of ownership interests in the notes are accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners do not receive certificates representing their ownership interests in notes, unless use of the book-entry system for the notes is discontinued.

    To facilitate subsequent transfers, the notes are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the notes with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes. DTC records reflect only the identity of the direct participants to whose accounts notes are credited, which may or may not be the beneficial owners. The participants remain responsible for keeping account of their holdings on behalf of their customers.

    Delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Redemption notices shall be sent to Cede & Co. If less than all of the notes represented by a global security are to be redeemed, DTC's practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

    Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC mails a proxy (an "omnibus proxy") to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date, which are identified on a list attached to the omnibus proxy.

    Summit will provide the funds for the payment of principal and interest payments on the notes to the trustee, who will also act as the paying agent, and the trustee will pay principal and interest on the notes to DTC. DTC's practice is to credit direct participant's accounts on the payable date in proportion to their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of that participant and not of DTC, the trustee or Summit, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of Summit or the trustee. Disbursement of payments to direct participants is the responsibility of DTC, and disbursement of the payments to the beneficial owners is the responsibility of direct and indirect participants.

    DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to Summit or the trustee. Under these circumstances, if a successor securities depository is not appointed, note certificates are required to be printed and delivered.

    We may decide to discontinue use of the system of book-entry transfers through DTC, or a successor securities depository. In that event, note certificates will be printed and delivered.

    None of Summit, the trustee, any paying agent, the security registrar or the salespersons will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security for any notes or for maintaining, supervising or reviewing any records relating to beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or the relationship between the participants and the owners of beneficial interests in a global security owned through those participants.

INTEREST, REGISTRATION AND TRANSFER

    The principal and interest on the notes will be payable at the trustee's corporate trust office at 601 Union Street, Suite 2120, Seattle, Washington 98101; provided, however, that, at our option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for the notes or by wire transfer of funds to that person at an account maintained within the United States.

    Subject to limitations imposed on the notes in the indenture, and if the notes are no longer a global security, the notes will be exchangeable for any authorized denomination of notes of the same series and of a like aggregate principal amount and tender upon surrender of a note or notes at the trustee's corporate trust office or at the applicable office of any designated agent of Summit. In addition, subject to limitations imposed on the notes in the indenture, the notes may be surrendered for registration of transfer at the trustee's corporate trust office or at the applicable office of any designated agent of Summit. Every note surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer and evidence of title and identity satisfactory to the trustee, Summit, or its transfer agent, as applicable. No service charge will be made for any registration of transfer or exchange of any note. However, with some exceptions, we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer.

    Neither Summit nor the trustee shall be required to (1) issue, register the transfer of or exchange any notes during a period beginning at the opening of business 15 days before the day of mailing of notice of redemption of any note selected for redemption and ending at the close of business on the day of mailing the relevant notice of redemption, or (2) register the transfer of or exchange any note, or portion of a note, selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

                               THE EXCHANGE OFFER

HOW TO DETERMINE IF YOU ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE OFFER

    We are offering to exchange, upon the terms and subject to the conditions contained in this prospectus and in the letter of transmittal accompanying it, $1,000 in principal amount of notes for each $1,000 in principal amount and accrued interest of our investment certificates, that you hold. You must exchange at least $5,000 in aggregate amount of principal and accrued interest of investment certificates to participate in the exchange offer. You may tender cash in addition to your investment certificates to meet the $5,000 minimum, or additional $5,000 increments. We will only exchange investment certificates in increments of $5,000 in principal amount. The terms of the notes are not the same as the terms of the investment certificates you may exchange in this exchange offer. For a description of the terms of the notes you may receive, see "DESCRIPTION OF THE NOTES". For a description of some of the differences between the notes and your investment certificates, see "COMPARISON OF NOTES AND INVESTMENT CERTIFICATES".

    We are not making the exchange offer to, nor will we accept surrenders for exchange from, holders of outstanding investment certificates in any jurisdiction in which this exchange offer or the acceptance of a investment certificate for exchange would not be in compliance with the securities or blue sky laws of that jurisdiction.

    If you are a broker-dealer that resells notes that you received for your own account in the exchange offer, and if you participate in a distribution of the notes, you may be an "underwriter" within the meaning of the Securities Act and any profit on any resale of notes and any commissions or concessions you receive may be underwriting compensation under the Securities Act. If you are a broker-dealer who acquires investment certificates as a result of market-making or other trading activities, you may use this prospectus, as supplemented or amended, in connection with resales of the notes. We have agreed that, for a period of one year after we consummate the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale. If you tender investment certificates in the exchange offer for the purpose of participating in a distribution of the notes, or if you cannot rely upon these interpretations, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction to sell your notes.

    If you are tendering investment certificates, we will not require you to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the investment certificates in the exchange offer.

MATURING INVESTMENT CERTIFICATES AND PARTIAL TENDERS

    If you are the holder of an investment certificate that matures between the date of this prospectus and the expiration date of the offering, and wish to purchase new notes instead of receiving the principal amount due on maturity of your investment certificate, you will, for purposes of the priority of allocation in the offering, be deemed to be exchanging your investment certificate for notes. If there is an over subscription of the offering, you will be placed on even priority as other investors who wish to exchange their investment certificates as described above. If you do elect to exchange your maturing investment certificates for notes, you will not earn any interest on the matured investment certificate for the period beginning immediately after the maturity date of your investment certificate and before the date when interest begins to accrue on the notes, unless you invest those funds in a transaction independent of this offering.

    You may elect to exchange part of an investment certificate for notes. You must exchange investment certificates in increments of $5,000 in aggregate amounts of principal and interest. If you elect to exchange only part of an investment certificate, a new investment certificate will be issued for the portion of the old investment certificate that is not being exchanged. No new investment certificates will be issued in denominations of less than $100.

INFORMATION ABOUT THE EXPIRATION DATE OF THE EXCHANGE OFFER AND CHANGES TO IT

    The exchange offer expires on the expiration date, which is 5:00 p.m., New
York City time, on             15, 2000, unless we, in our sole discretion,
extend from time to time the period the exchange offer is open. If we extend the period for the exchange offer, the term "expiration date" means the latest time and date the exchange offer, as so extended, expires. We reserve the right to extend the exchange offer at any time and from time to time before the expiration date by giving written notice to Metropolitan Investment
Securities, Inc., which is the exchange agent, and by timely public announcement communicated by no later than 5:00 p.m. on the next business day following the expiration date, unless applicable law or regulation requires otherwise, by making a release to the Dow Jones News Service, or other similar news wire service. During any extension of the exchange offer, all investment certificates previously tendered in the exchange offer will remain subject to the exchange offer.

    The exchange date will be the first business day following the expiration date of the offering, or as close to that date as possible. We expressly reserve the right to terminate the exchange offer and not accept for exchange any investment certificates for any reason, including if any of the events listed below under "--We may modify or terminate the exchange offer under some circumstances" have occurred and we have not waived them. We also reserve the right to amend the terms of the exchange offer in any manner, whether before or after any tender of the investment certificates. If we terminate or amend the exchange offer, we will notify the exchange agent in writing and will either issue a press release or give written notice to you as a holder of the investment certificates as promptly as practicable. Unless we terminate the exchange offer before 5:00 p.m., New York City time, on the expiration date, we will exchange the notes for investment certificates on the exchange date if the conditions to the offering are satisfied.

    We will mail this prospectus and the related letter of transmittal and other relevant materials to you as a record holder of investment certificates and we will furnish these items to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the lists of holders for subsequent transmittal to beneficial owners of investment certificates.

HOW TO TENDER YOUR INVESTMENT CERTIFICATES

    If you tender any of your investment certificates to us by complying with one of the procedures below, that tender will constitute an agreement between you and us under the terms and subject to the conditions that we describe below and in the letter of transmittal for the exchange offer.

    You may tender investment certificates by properly completing and signing the letter of transmittal or a facsimile of it. All references in this prospectus to the "letter of transmittal" include a facsimile of the letter. You must deliver it, together with the certificate or certificates representing the investment certificates that you are tendering and any required signature guarantees, or a timely confirmation of a book-entry transfer in compliance with the procedure that we describe below, to the exchange agent at Metropolitan Investment Securities, Inc., 601 West First Avenue, Department 141000, Spokane, Washington 99201, on or before the expiration date. You may also tender investment certificates by complying with the guaranteed delivery procedures that we describe below.

    Your signature does not need to be guaranteed if you registered your investment certificates in your name, you will register the notes in your name and you sign the letter of transmittal. In any other case, the registered holder of your investment certificates must endorse them or send them with duly executed written instruments of transfer in form satisfactory to us. Also, we may, in our discretion, require an "eligible institution," like a bank, broker, dealer, credit union, savings association, clearing agency or other institution that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Securities Exchange Act, to guarantee the signature on the endorsement or instrument of transfer.

    If your investment certificates are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender investment certificates, you should contact the registered holder promptly and instruct the holder to tender investment certificates on your behalf. If you wish to tender your investment certificates yourself, you must, before completing and executing the letter of transmittal and delivering your investment certificates, either make appropriate arrangements to register ownership of the investment certificates in your name or follow the procedures described in the immediately preceding paragraph. Transferring record ownership from someone else's name to your name may take considerable time.

HOW TO TENDER IF YOU HOLD YOUR INVESTMENT CERTIFICATES THROUGH A BROKER OR OTHER INSTITUTION AND YOU DO NOT HAVE THE ACTUAL INVESTMENT CERTIFICATES

    If you will not be able to send all the exchange documents on time, you can still tender your investment certificates by using the guaranteed delivery procedures described below.

    YOU ASSUME THE RISK OF CHOOSING THE METHOD OF DELIVERY OF YOUR INVESTMENT CERTIFICATES AND ALL OTHER DOCUMENTS. IF YOU SEND YOUR INVESTMENT CERTIFICATES AND YOUR DOCUMENTS BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, RETURN RECEIPT REQUESTED, YOU OBTAIN PROPER INSURANCE, AND YOU MAIL THESE ITEMS SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE EXCHANGE AGENT ON OR BEFORE THE EXPIRATION DATE.

    If you do not provide your taxpayer identification number, which is your social security number or employer identification number, as applicable, and certify that the number is correct, the exchange agent will withhold 31% of the gross proceeds otherwise payable to you in the exchange offer, unless an exemption applies under the applicable law and regulations concerning "backup withholding" of federal income tax. You should complete and sign the main signature form and the Substitute Form W-9 included as part of the letter of transmittal, so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and you prove it in a manner satisfactory to us and the exchange agent.

HOW TO USE THE GUARANTEED DELIVERY PROCEDURES IF YOU WILL NOT HAVE ENOUGH TIME TO SEND ALL DOCUMENTS TO US

    If you desire to tender your investment certificates, and time will not permit a letter of transmittal, a book-entry transfer or investment certificates to reach the exchange agent before the expiration date, you may tender your investment certificates if the exchange agent has received at its office listed on the letter of transmittal on or before the expiration date a letter, telegram or facsimile transmission from an eligible institution setting forth your name and address, the principal amount of the investment certificates that you are tendering, the names in which you registered the investment certificates and, if possible, the certificate numbers of the investment certificates that you are tendering.

    The eligible institution's correspondence to the exchange agent must state that the correspondence constitutes the tender and guarantee that within three New York Stock Exchange trading days after the date that the eligible institution executes the correspondence, the eligible institution will deliver the investment certificates, or a book-entry transfer, in proper form for transfer, together with a properly completed and duly executed letter of transmittal and any other required documents. We may, at our option and in our discretion, reject the tender if you do not tender your investment certificates and accompanying documents by either the above-described method or by a timely book-entry confirmation, and if you do not deposit your investment certificates and tender documents with the exchange agent within the time period stated above. Copies of a notice of guaranteed delivery that eligible institutions may use for the purposes described in this paragraph are available from the exchange agent.

    Valid receipt of your tender will occur as of the date when the exchange agent receives your properly completed letter of transmittal, accompanied by either the investment certificates or a timely book-entry confirmation, and any additional cash that you may tender. We will issue notes in exchange for investment certificates that you tendered with a notice of guaranteed delivery or correspondence to similar effect as described above by an eligible institution only against deposit of the letter of transmittal, any other required documents and either the tendered investment certificates or a timely book-entry confirmation.

WE RESERVE THE RIGHT TO DETERMINE VALIDITY OF ALL TENDERS

    We will be the sole judge of all questions as to the validity, form, eligibility, including time of receipt, and acceptance for exchange of your tender of investment certificates and our judgment will be final and binding. We reserve the absolute right to reject any or all of your tenders that are not in proper form or the acceptances for exchange of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any of the conditions of the exchange offer or any defect or irregularities in tenders of any particular holder whether or not we waive similar defects or irregularities in your case. Neither we, the exchange agent nor any other person will be under any duty to give you notification of any defects or irregularities in tenders nor shall any of us incur any liability for failure to give you any notification. Our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and its instructions, will be final and binding.

TO PARTICIPATE, YOU MUST COMPLETE THE LETTER OF TRANSMITTAL CERTIFYING INFORMATION ABOUT YOURSELF

    By tendering investment certificates and executing the letter of transmittal, you certify the following:

    - you are not our "affiliate";

    - you are not a broker-dealer that owns investment certificates you acquired directly from us or our affiliate; and

    - you are acquiring the notes we are offering in this prospectus in the ordinary course of your business and that you have no arrangement with any person to participate in the distribution of the notes.

If you cannot certify the foregoing, you may certify that you are an affiliate of us or of the initial purchasers of the investment certificates, and you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable to you.

    By tendering investment certificates for exchange, you will exchange, assign and transfer the investment certificates to us and irrevocably appoint the exchange agent as your agent and attorney-in-fact to assign, transfer and exchange the investment certificates. You will also represent and warrant that you have full power and authority to tender, exchange, assign and transfer the investment certificates and to acquire notes issuable upon the exchange of your tendered investment certificates. The letter of transmittal requires you to agree that, when we accept your investment certificates for exchange, we will acquire good and unencumbered title to them, free and clear of all liens, restrictions, charges and encumbrances and that they are not subject to any adverse claim.

    You will also warrant that you will, upon our request, execute and deliver any additional documents that we believe are necessary or desirable to complete the exchange, assignment and transfer of your tendered investment certificates. All authority conferred by you will survive your death or incapacity and every obligation of you shall be binding upon your heirs, legal representatives, successors, assigns, executors and administrators.

HOW WE WILL EITHER EXCHANGE YOUR INVESTMENT CERTIFICATES FOR NOTES OR RETURN
  THEM TO YOU

    On the exchange date, we will determine which investment certificates the holders validly tendered and we will issue notes in exchange for the validly tendered investment certificates that we accept for exchange. The exchange agent will act as your agent for the purpose of receiving notes from us and registering the notes in your name promptly after acceptance of the tendered investment certificates. If we do not accept your investment certificates for exchange, we will return them without expense to you promptly following the expiration of the exchange offer. If we do not accept your investment certificates and return them to you, they will retain the same terms as they had immediately before your tender. Interest will continue to accrue on your investment certificates while they are being held in escrow by the escrow agent.

WE MAY MODIFY OR TERMINATE THE EXCHANGE OFFER UNDER SOME CIRCUMSTANCES

    We are not required to issue notes in respect of any properly tendered investment certificates that we have not previously accepted. We may terminate the exchange offer or, at our option, we may modify or otherwise amend the exchange offer. If we terminate the exchange offer, it will be by oral or written notice to the exchange agent and by timely public announcement communicated no later than 5:00 p.m. on the next business day following the expiration date, unless applicable law or regulation requires otherwise, by making a release to the Dow Jones News Service, or other similar news wire service. We may terminate the exchange offer in the following circumstances:

    - Any court or governmental agency brings a legal action seeking to prohibit the exchange offer or assessing or seeking any damages as a result of the exchange offer, or resulting in a material delay in our ability to accept any of the investment certificates for exchange; or

    - Any government or governmental authority, domestic or foreign brings or threatens any law or legal action that in our sole judgment, might directly or indirectly result in any of the consequences referred to above; or, if in our sole judgment, this activity might result in the holders of notes having obligations with respect to resales and transfers of notes that are greater than those we described above in the interpretations of the staff of the SEC or would otherwise make it inadvisable to proceed with the exchange offer; or

    - A material adverse change has occurred in our business, condition, financial or otherwise, operations or prospects.

    The foregoing conditions are for our sole benefit and we may assert them with respect to all or any portion of the exchange offer regardless of the circumstances giving rise to the condition. We also reserve the right to waive these conditions in whole or in part at any time or from time to time in our discretion. Our failure at any time to exercise any of the foregoing rights will not be a waiver of any right, and each right will be an ongoing right that we may assert at any time or from time to time. In addition, we may in our sole discretion, even if the above conditions are satisfied, terminate or amend the exchange offer.

    Any determination by us concerning the fulfillment or nonfulfillment of any conditions will be final and binding upon all parties.

    In addition, we will not accept for exchange any tendered investment certificates, and we will not issue notes in exchange for any investment certificates, if at that time there is, or the SEC has threatened, any stop order with respect to the registration statement that this prospectus is a part of, or if qualification of the indenture is required under the Trust Indenture Act of 1939, and has not been so qualified.

WHERE TO SEND YOUR DOCUMENTS FOR THE EXCHANGE OFFER

    We have appointed Metropolitan Investment Securities, Inc. as the exchange agent for the exchange offer. You must send your letter of transmittal to the exchange agent at:

    Metropolitan Investment Securities, Inc.
    601 West First Avenue
    Spokane, Washington 99201-5041
    Telephone: (509) 835-2210
    Facsimile: (509) 835-2767
    Attention: Exchange Agent

    IF YOU SEND YOUR DOCUMENTS TO ANY OTHER ADDRESS OR FAX NUMBER, YOU WILL NOT HAVE VALIDLY DELIVERED THEM AND YOU WILL NOT RECEIVE NOTES IN EXCHANGE FOR YOUR INVESTMENT CERTIFICATES. WE WILL RETURN YOUR INVESTMENT CERTIFICATES TO YOU.

WE ARE PAYING OUR COSTS FOR THE EXCHANGE OFFER

    We have retained Metropolitan Investment Securities, Inc., one of our affiliates, to act as a dealer-manager and the exchange agent in connection with the exchange offer and will pay them a commission of 1.0% to 3.5% of the principal amount of investment certificates exchanged, plus reimbursement of reasonable out-of-pocket expenses. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses that they incur in forwarding tenders for their customers. We will pay the expenses incurred in connection with the exchange offer, including the fees and expenses of the exchange agent, the escrow agent and printing, accounting, investment banking and legal fees. We estimate that these fees are approximately $138,000. See "PLAN OF DISTRIBUTION".

    NO PERSON HAS BEEN AUTHORIZED TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS TO YOU IN CONNECTION WITH THE EXCHANGE OFFER OTHER THAN THOSE THAT THIS PROSPECTUS CONTAINS. IF ANYONE ELSE GIVES YOU INFORMATION OR REPRESENTATIONS ABOUT THE EXCHANGE OFFER, YOU SHOULD NOT RELY UPON THAT INFORMATION OR REPRESENTATION OR ASSUME THAT WE HAVE AUTHORIZED IT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY EXCHANGE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE RESPECTIVE DATES AS OF WHICH THIS PROSPECTUS GIVES INFORMATION.

    WE ARE NOT MAKING THE EXCHANGE OFFER TO, NOR WILL WE ACCEPT TENDERS FROM OR ON BEHALF OF, HOLDERS OF INVESTMENT CERTIFICATES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE THE EXCHANGE OFFER OR TO ACCEPT IT. HOWEVER, WE MAY, AT OUR DISCRETION, TAKE ACTION AS WE MAY DEEM NECESSARY TO MAKE THE EXCHANGE OFFER IN ANY JURISDICTION AND EXTEND THE EXCHANGE OFFER TO HOLDERS OF INVESTMENT CERTIFICATES IN THOSE JURISDICTIONS. IN ANY JURISDICTION WHERE THE SECURITIES LAWS OR BLUE SKY LAWS REQUIRE A LICENSED BROKER OR DEALER TO MAKE THE EXCHANGE OFFER ONE OR MORE REGISTERED BROKERS OR DEALERS THAT ARE LICENSED UNDER THE LAWS OF THAT JURISDICTION IS MAKING THE EXCHANGE OFFER ON OUR BEHALF.

    HOLDERS OF INVESTMENT CERTIFICATES WILL NOT HAVE DISSENTERS' RIGHTS OR APPRAISAL RIGHTS IN CONNECTION WITH THE EXCHANGE OFFER.

                COMPARISON OF NOTES AND INVESTMENT CERTIFICATES

    The following is a brief summary of some of the differences and similarities between the notes we are offering in this prospectus and the investment certificates that you may currently own. For a more detailed description of the notes, see "DESCRIPTION OF THE NOTES". The table below lists some of the provisions of our outstanding investment certificates in general. For a more detailed description of the terms of your investment certificates, see the provisions of your investment certificates as they are described in the physical certificates representing your investment certificates.

                                           NOTES                 INVESTMENT CERTIFICATES
                               -----------------------------  -----------------------------
Maturity dates...............  The notes will mature on       The investment certificates
                                       15, 2005.              have a maturity date between
                                                              2000 and 2010, depending on
                                                              the series and type of
                                                              investment certificates and
                                                              the date originally
                                                              purchased.

Interest rates and
  payments...................  Interest only payments will    Interest payments on the
                               be made monthly at an annual   investment certificates range
                               rate of    %.                  from monthly, quarterly,
                                                              annually, to only payable at
                                                              maturity. The investment
                                                              certificates also make
                                                              amortizing payments of
                                                              principal and interest.
                                                              Interest rates on the
                                                              investment certificates range
                                                              from 6.1% to 10.0%.

Conversion...................  The notes are not convertible  The investment certificates
                               into any other security of     are not convertible into any
                               Summit.                        other security of Summit.

Optional redemption by the
  issuer.....................  We may redeem the notes at     The investment certificates
                               any time on or after           are not redeemable by Summit.
                                       15, 2002.

Ranking......................  The notes will rank equally    The investment certificates
                               with our investment            rank equally with the notes
                               certificates and our other     and our other unsecured debt.
                               unsecured debt.

Voting Rights................  Amendments to the indenture    Amendments to the indenture
                               or the terms of the notes may  that relate to the investment
                               be made in most cases with     certificates or the terms of
                               the consent of the holders of  any series of investment
                               a majority in principal        certificates may be made in
                               amount outstanding.            most cases with the consent
                                                              of the holders of 66 2/3% in
                                                              principal amount outstanding
                                                              of the series affected by the
                                                              amendment.

Listing and trading..........  Intended to be listed for      Not listed for trading on a
                               trading on Tier I of the       securities exchange.
                               Pacific Exchange.

                       FEDERAL INCOME TAX CONSIDERATIONS

    The following is a discussion of some of the federal income tax consequences to persons exchanging their investment certificates for notes or making new purchases of notes for cash in this offering. The discussion contains some of the tax consequences to investors in this offering, but does not deal with all aspects of federal taxation, or with any aspect of state, local or foreign taxation that may be relevant to investors in light of their personal investment and tax circumstances. Some investors, including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations, persons who are not citizens or residents of the United States and qualified employee benefit plans under the Employee Retirement Income Security Act of 1974, or tax-qualified retirement plans and individual retirement accounts under the Internal Revenue Code of 1986 (the "Code"), may be subject to special rules not discussed below. Investment certificate holders desiring to tender their investment certificates for notes are advised to consult with their own tax advisors regarding the federal, state, local and foreign tax consequences which could result therefrom. Furthermore, all potential holders of notes should consult with their own tax advisors regarding the federal, state, local and foreign tax consequences of acquiring, holding and disposing of the notes. Summit believes that the notes should be characterized as debt for federal income tax purposes. The following discussion makes the same assumption.

EXCHANGE OF INVESTMENT CERTIFICATES

    Generally, the amount of gain or loss that will be recognized upon the exchange of investment certificates for notes will be equal to the difference between (1) the fair market value of the notes received and (2) the adjusted basis of the investment certificates surrendered increased by any original issue discount or market discount previously included in income by the holder. See discussions of Original Issue Discount and Market Discount below. Therefore, assuming a investment certificate holder's basis in his investment certificates is equal to the fair market value of the notes he receives, the holder should not recognize gain as a result of the exchange. In the event an investment certificate holder acquired them at a market discount that has not been previously taken into income, or his basis therein is otherwise less than the fair market value of the notes received, the holder likely will recognize gain upon the exchange.

STATED INTEREST

    Under general federal income tax principles, holders of notes must include stated interest in income in accordance with their method of tax accounting. Accordingly, holders of notes using the accrual method of tax accounting must include stated interest in income as it accrues and holders of notes using the cash method of tax accounting must include stated interest in income as it is actually or constructively received.

    Payments of interest to taxable holders of notes will constitute portfolio income for purposes of Section 469 of the Code and not passive activity income. Accordingly, this income will not be subject to reduction by losses from passive activities (e.g., any interest in a trade or business held as a limited partner or other arrangements in which the holders of notes do not materially participate) of holders of notes who are subject to the passive activity loss rules. However, income attributable to interest payments may be offset by investment expense deductions, subject to the limitation that individual investors may only deduct miscellaneous itemized deductions, including investment expenses, to the extent these deductions exceed two percent of the investor's adjusted gross income.

HOLDING PERIOD OF NOTES

    For purposes of determining whether gain or loss on the disposition of the note is long term or short term capital gain or loss, the holding period of the notes begins with the date the notes are issued in connection with the offering.

DISPOSITION OF THE NOTES

    On the sale, redemption or other disposition of the notes, the holder will recognize gain or loss measured by the difference between (1) the amount of cash and the fair market value of the property received and (2) the holder's tax basis in the notes sold, exchanged or otherwise disposed of, increased by any original issue discount or market discount previously included income by the holder. See discussions of Original Issue Discount and Market Discount below. Provided that the notes are issued for cash at par or are exchanged for investment certificates at par, a holder's basis in the notes will be equal to the original principal amount of the notes received. Subject to the market discount and bond premium rules discussed below, the gain or loss from disposition of the notes will be a capital gain or loss, provided the notes were held as a capital asset, and will be long term gain or loss if the notes were held for more than one year.

ORIGINAL ISSUE DISCOUNT

    Original issue discount is generally defined as the excess of a debt instrument's stated redemption price at maturity over its issue price, subject to a statutorily-defined DE MINIMIS exception, generally one-quarter of 1% of the debt instrument's stated redemption price at maturity multiplied by the number of complete years to maturity from its issue date. The "stated redemption price at maturity" of a debt instrument is generally the sum of the debt instrument's stated principal amount plus all other payments required thereunder, other than payments of "qualified stated interest," generally, stated interest that is unconditionally payable in cash at least annually at a single fixed rate that equals or exceeds a published federal rate. The "issue price" of a debt instrument that is not part of an issue of which a substantial part is sold for money and is traded on an established securities market is its fair market value when issued. Summit believes that (1) the interest paid on the note will be qualified stated interest and (2) the issue price and stated redemption price at maturity will equal each other. Therefore, Summit expects that the notes will not be issued with original issue discount.

    In the event notes were deemed to be issued with more than a DE MINIMIS discount, the original issue discount will be included in income by the acquiring holder as it accrues under a constant yield method which would generally require the recognition of taxable income associated with such discount prior to the receipt of cash by such holder.

NOTE PREMIUM

    Summit believes that the notes will be issued without premium. However, in the event a note holder's initial adjusted basis in the notes or their fair market value immediately after the issuance, whichever is lower, exceeds the amount payable at maturity of the notes, or in some cases, on an earlier call date, the holders of notes may be able to elect to deduct the excess using a constant yield method over the remaining term of the notes as amortizable bond premium under Section 171 of the Code provided the notes are held as a capital asset. Except as provided in the Treasury Regulations relating thereto, the amortizable bond premium will be treated as an offset to interest income on the notes rather than as a separate deduction item. An election under Section 171 of the Code generally is binding once made and applies to all obligations owned or subsequently acquired by the taxpayer.

MARKET DISCOUNT

    With respect to notes acquired subsequent to the date of issuance, the market discount provisions of the Code generally provide that, subject to a statutorily defined DE MINIMIS exception, if a note is acquired at a market discount and the holder thereof thereafter recognizes gain on a disposition of such note, including a gift, the lesser of the gain or the portion of the market discount that accrued while the note was held by the holder will be treated as ordinary interest income at the time of the disposition. For this purpose, in the case of a note not issued with original issue discount, an acquisition at a market discount includes an acquisition, other than an acquisition at original issuance, resulting in a basis in the note below the note's stated redemption price at maturity. The market discount rules also provide that a holder who acquires a note at a market discount, and who does not elect to include the market discount in income on a current basis, may be required to defer the deduction of a portion of any interest incurred or maintained to purchase or carry the debt instrument until the holder disposes of the debt instrument in a taxable transaction.

    The notes provide that they may be redeemed, in whole or in part, before maturity. If some or all of the notes are redeemed, each holder of a note acquired at a market discount would be required to treat the principal payment as ordinary interest income to the extent of any accrued market discount on the notes.

    A holder of a debt instrument may elect to have market discount currently included in income. The current inclusion election, once made, applies to all market discount obligations acquired by the holder on or after the fist day of the first taxable year to which the election applies and may not be revoked without the consent of the Service. If a note holder elects to include market discount in income in accordance with the preceding sentence, the foregoing rules with respect to the recognition of ordinary income on a sale or other dispositions of a note and the deferral of interest deduction on indebtedness related to the note will not apply.

BACKUP WITHHOLDING

    Under the backup withholding rules, a holder of a investment certificate or note may be subject to backup withholding at the rate of 31% with respect to interest paid on, and the cash proceeds of the sale, redemption or other disposition of, the investment certificates or notes unless the holder (1) is a corporation or comes within other exempt categories and, when required, demonstrates that fact, or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding may be required for the amount of notes received.

                              PLAN OF DISTRIBUTION

    The notes are being offered directly to the public on a best efforts basis, with conditions, through Metropolitan Investment Securities, Inc. ("MIS"), which is a subsidiary of Summit. Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the notes. A commission of between 1.0% and 7.0% of the principal amount purchased or exchanged will, however, be paid by Summit, depending on whether purchases of notes are for cash or for exchange for outstanding investment certificates. Commissions of 1.0% to 3.5% will be paid on exchanges, and commissions up to 7.0% will be paid on new purchases of notes for cash. The notes are being offered only for cash or cash equivalents, or for exchange on the terms described under the section entitled "THE EXCHANGE OFFER." If you are not tendering through an account set up with an approved selected dealer, then checks tendered should be made payable to "U.S. Bank Trust National Association--Summit Securities, Inc.," as escrow agent. The offering will only be completed if we sell notes for cash and/or exchange notes for investment certificates in a total amount of at least $20,000,000 in principal amount. In addition, if the notes are not approved for listing on the Pacific

Exchange, we have the option not to close the offering. MIS will promptly deposit funds it receives for new purchases in an escrow account with U.S. Bank Trust National Association as escrow agent, to be transmitted directly to Summit pending the satisfaction of the conditions to the offering. During the three fiscal years ended September 30, 1999, MIS has received commissions of $2,153,000 from Summit on sales of approximately $53,230,000 of Summit's investment certificates.

    MIS is a member of the National Association of Securities Dealers, Inc. Due to the affiliation of Summit and MIS, Rule 2720 of the NASD Conduct Rules requires, in part, that a qualified independent underwriter be engaged to make a recommendation regarding the interest rates to be paid on the notes offered by this prospectus. Accordingly, MIS has obtained a letter from Roth Capital Partners, Inc., a NASD member, stating that the interest rate on the notes is consistent with Roth's recommendations which were based on conditions and circumstances existing as of the date of the prospectus. Roth has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the notes offered, Roth will receive $25,000 in fees. Roth will also be reimbursed by Summit for its actual out-of-pocket expenses.

    We have agreed to indemnify Roth against, or make contributions to Roth with respect to, some liabilities under the Securities Act of 1933 and the Securities Exchange Act.

    MIS does not intend to make a market for the notes. MIS may enter into selected dealer agreements with and reallow to some dealers, who are members of the NASD, and some foreign dealers who are not eligible for membership in the NASD, a commission of up to 7.0% of the principal amount of notes sold by those dealers. No sales will be made to discretionary accounts without the prior specific written approval of the customer. All NASD members participating in the offering will comply with the suitability standards contained in NASD Rule 2720(k) when selling the notes.

                                 LEGAL MATTERS

    The legality of the notes to be issued in connection with this offering is being passed upon for Summit by the law firm of Kutak Rock LLP, Denver, Colorado.

                                    EXPERTS

    The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    We are subject to the informational requirements of the Securities Exchange Act, and, in compliance with the act, file periodic reports and other information with the SEC. These reports and the other information that we file with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C. at 450 Fifth Street, N.W., Washington, DC 20549 and at some of its regional offices which are located in the New York Regional Office, Seven World Trade Center, Suite 1300, New York, NY 10048, and the Chicago Regional Office, CitiCorp Center, 500 West Madison Street,
Suite 1400, Chicago, IL 60661-2511. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like Summit, that file electronically with the SEC at the following Internet address: (http://www.sec.gov).

    We have filed with the SEC in Washington, D.C., a registration statement on Form S-2 under the Securities Act with respect to the notes offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    The following documents filed with the SEC are incorporated in this prospectus by reference:

       Annual Report on Form 10-K of Summit for the fiscal year ended September 30, 1999, filed December 27, 1999.

       Quarterly Report on Form 10-Q of Summit for the fiscal quarter ended December 31, 1999, filed February 14, 2000.

       Quarterly Report on Form 10-Q of Summit for the fiscal quarter ended March 31, 2000, filed May 15, 2000.

    Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    Summit will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to these documents. Requests for these copies should be directed to Corporate Secretary, Summit Securities, Inc., PO Box 2162, Spokane, Washington 99210-2162, telephone number (509) 838-3111.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                            SUMMIT SECURITIES, INC.

                            [SUMMIT SECURITIES LOGO]

                                  $22,500,000
                                 % NOTES DUE 2005

                                ---------------

                                   PROSPECTUS
                               ------------------

                                           , 2000

                    METROPOLITAN INVESTMENT SECURITIES, INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Registration Fee........................................  $  5,940
NASD Filing Fee.............................................     2,750
Independent Underwriter Fee and Expenses....................    25,000
Accounting Fees and Expenses(1).............................    20,000
Legal Fees and Disbursements(1).............................    42,000
Trustee's Fees and Expenses(1)..............................    10,000
Printing Expenses(1)........................................    30,000
Miscellaneous Expenses(1)...................................     2,310
                                                              --------
Total Expenses..............................................  $138,000
                                                              ========

------------------------

(1) Estimated

ITEM 15:  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Summit has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Summit's Articles of Incorporation permits indemnification of a director, officer or employee up to the indemnification limits permitted by Idaho state law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation.

ITEM 16:  EXHIBITS

    (a) Exhibits

 1.01(1)   Selling Agreement between Summit and Metropolitan Investment
           Securities, Inc.

 1.02(1)   Form of Agreement to Act as "Qualified Independent
           Underwriter," between Summit, Metropolitan Investment
           Securities, Inc. and Roth Capital Partners, Inc. with respect to the notes to be registered.

 1.03(1)   Form of Pricing Recommendation Letter of Roth Capital
           Partners, Inc. with respect to the notes to be registered.

 4.01(1)   Indenture, dated as of May 25, 2000, between Summit and U.S.
           Bank Trust National Association, trustee.

 5.01(1)   Opinion of Kutak Rock LLP as to the validity of the notes.

10.01 Management Receivable Acquisition and Servicing Agreement between Summit and Metropolitan Mortgage & Securities Co.,
           Inc. dated September 9, 1994 (incorporated by reference to
           Exhibit 10(a) to Registration No. 33-57619).

10.02 Receivable Acquisition, Management and Services Agreement between Old Standard Life Insurance Company and Metropolitan
           Mortgage & Securities Co., Inc. dated December 31, 1994
           (incorporated by reference to Exhibit 10(d) to Registration
           No. 333-115).

10.03 Receivable Acquisition, Management and Services Agreement between Arizona Life Insurance Company and Metropolitan
           Mortgage & Securities Co., Inc. dated October 10, 1996
           (incorporated by reference to Exhibit 10(d) to Registration
           No. 333-19787).

10.04      Reinsurance Agreement between Western United Life Assurance
           Company and Old Standard Life Insurance Company
           (incorporated by reference to Exhibit 10(d) to Summit's
           Annual Report on Form 10-K filed January 7, 1998).

12.01(2) Statement of computation of ratio of earnings to fixed charges and preferred stock dividends.

13.01 Quarterly Report of Summit on Form 10-Q for the fiscal quarter ended December 31 1999 (incorporated by reference to Summit's Form 10-Q filed February 24, 2000)

13.02 Quarterly Report of Summit on Form 10-Q for the fiscal quarter ended March 31, 2000 (incorporated by reference to Summit's Form 10-Q filed May 15, 2000).

23.01(1)   Consent of PricewaterhouseCoopers LLP, Independent
           Accountants.

23.02      Consent of Kutak Rock LLP (included in Exhibit 5.01).

24.01      The Power of Attorney, included on Page II-3 of the
           Registration Statement, is incorporated herein by reference.

25.01(1)   Statement of eligibility of trustee.

99.01(1)   Form of Letter of Transmittal

------------------------

(1) Filed herewith

(2) To be filed by amendment

ITEM 17.  UNDERTAKINGS

    The undersigned registrant hereby undertakes:

    (1) For the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
       (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 23rd day of June, 2000.

                                                       SUMMIT SECURITIES, INC.

                                                                       /s/ TOM TURNER
                                                       ---------------------------------------------
                                                                   Tom Turner, PRESIDENT

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that the undersigned, whose signatures appear below, hereby constitute and appoint Tom Turner their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                SIGNATURE                                     TITLE                        DATE
                ---------                                     -----                        ----
              /s/ TOM TURNER                President, and Director                    June 23, 2000
    ---------------------------------         (Principal Executive Officer)
                Tom Turner

           /s/ PHILIP SANDIFUR              Vice President and Director                June 23, 2000
    ---------------------------------
             Philip Sandifur

             /s/ GREG STRATE                Secretary, Treasurer and Director          June 23, 2000
    ---------------------------------
               Greg Strate

            /s/ JULIE SHIFLETT              Principal Accounting Officer and           June 23, 2000
    ---------------------------------         Principal Financial Officer
              Julie Shiflett

                                 EXHIBIT INDEX

EXHIBIT NO.             DESCRIPTION
-----------             -----------
         1.01(1)        Selling Agreement between Summit and Metropolitan Investment
                        Securities, Inc.

         1.02(1)        Form of Agreement to Act as "Qualified Independent
                        Underwriter," between Summit, Metropolitan Investment
                        Securities, Inc. and Roth Capital Partners, Inc. with respect to the notes to be registered.

         1.03(1)        Form of Pricing Recommendation Letter of Roth Capital
                        Partners, Inc. with respect to the notes to be registered.

         4.01(1)        Indenture, dated as of May 25, 2000, between Summit and U.S.
                        Bank Trust National Association, trustee.

         5.01(1)        Opinion of Kutak Rock LLP as to the validity of the notes.

        10.01 Management Receivable Acquisition and Servicing Agreement between Summit and Metropolitan Mortgage & Securities Co.,
                        Inc. dated September 9, 1994 (incorporated by reference to
                        Exhibit 10(a) to Registration No. 33-57619).

        10.02           Receivable Acquisition, Management and Services Agreement
                        between Old Standard Life Insurance Company and Metropolitan
                        Mortgage & Securities Co., Inc. dated December 31, 1994
                        (incorporated by reference to Exhibit 10(d) to Registration
                        No. 333-115).

        10.03           Receivable Acquisition, Management and Services Agreement
                        between Arizona Life Insurance Company and Metropolitan
                        Mortgage & Securities Co., Inc. dated October 10, 1996
                        (incorporated by reference to Exhibit 10(d) to Registration
                        No. 333-19787).

        10.04           Reinsurance Agreement between Western United Life Assurance
                        Company and Old Standard Life Insurance Company
                        (incorporated by reference to Exhibit 10(d) to Summit's
                        Annual Report on Form 10-K filed January 7, 1998).

        12.01(2) Statement of computation of ratio of earnings to fixed charges and preferred stock dividends.

        13.01           Quarterly Report of Summit on Form 10-Q for the fiscal
                        quarter ended December 31 1999 (incorporated by reference to
                        Summit's Form 10-Q filed February 24, 2000)

        13.02 Quarterly Report of Summit on Form 10-Q for the fiscal quarter ended March 31, 2000 (incorporated by reference to Summit's Form 10-Q filed May 15, 2000).

        23.01(1)        Consent of PricewaterhouseCoopers LLP, Independent
                        Accountants.

        23.02           Consent of Kutak Rock LLP (included in Exhibit 5.01).

        24.01           The Power of Attorney, included on Page II-5 of the
                        Registration Statement, is incorporated herein by reference.

        25.01(1)        Statement of eligibility of trustee.

        99.01(1)        Form of Letter of Transmittal

------------------------

(1) Filed herewith

(2) To be filed by amendment